# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BK Technologies Corp, CIK 0000002186
CUSIP: 05587G203
Title of class of securities: Common Stock, par value $0.60 per share
Address of issuer's principal executive offices: 7100 TECHNOLOGY DRIVE, WEST MELBOURNE, Florida (FL), 32904
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002058477

## Reporting persons
- Hilve Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); sole voting power 217,231; shared voting power 0; sole dispositive power 217,231; shared dispositive power 0; aggregate amount beneficially owned 217,231 (5.7% of the class)
- Valdor Global FZCO: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 32,331; shared voting power 0; sole dispositive power 32,331; shared dispositive power 0; aggregate amount beneficially owned 32,331 (0.9% of the class)
- Ingenium Foundation: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 32,331; shared voting power 0; sole dispositive power 32,331; shared dispositive power 0; aggregate amount beneficially owned 32,331 (0.9% of the class)
- Mikhail Stiskin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 249,562; shared voting power 0; sole dispositive power 249,562; shared dispositive power 0; aggregate amount beneficially owned 249,562 (6.6% of the class)

## Item 1. Issuer
Name of issuer: BK Technologies Corp
Address of issuer's principal executive offices: 7100 TECHNOLOGY DRIVE, WEST MELBOURNE, FLORIDA, 32904

## Item 2. Person Filing
Name of person filing: (i) Hilve Holdings Ltd, (ii) Valdor Global FZCO, (iii) Ingenium Foundation and (iv) Mikhail Stiskin (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
(i) For Hilve Holdings Ltd.: Spyrou Araouzou, 25, Beregaria 25, 5th Floor, Office 2, 3036, Limassol, Republic of Cyprus,

(ii) For Valdor Global FZCO: Unit No: 1389, DMCC Business Centre, Level No 1, Jewellery & Gemplex 3, Dubai, United Arab Emirates,

(iii) For Ingenium Foundation: Dubai International Financial Centre, Unit GA-00-SZ-L1-RT-208, Gate Avenue - South Zone, Floor Level 1, Dubai, United Arab Emirates, and

(iv) For Mikhail Stiskin: Onisilou, 8A, Rita Court 1, Block B, Flat/Office 208, Agios Tychonas, 4532, Limassol, Republic of Cyprus.
Citizenship: (i) Hilve Holdings Ltd was established under the laws of the Republic of Cyprus, (ii) Valdor Global FZCO was established under the laws of the United Arab Emirates, (iii) Ingenium Foundation was established under the laws of the United Arab Emirates, and (iv) Mikhail Stiskin is a citizen of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Hilve Holdings Ltd directly holds 217,231 shares of Common Stock, par value $0.60 per share ("Common Stock"), of BK Technologies Corp (the "Issuer"). Valdor Global FZCO directly holds 32,331 shares of Common Stock of the Issuer. Ingenium Foundation, as the sole shareholder of Valdor Global FZCO, may be deemed the beneficial owner of 32,331 shares of Common Stock held by Valdor Global FZCO. Mikhail Stiskin, as the sole shareholder of Hilve Holdings Ltd and the founder and sole beneficiary of the Ingenium Foundation, may be deemed the beneficial owner of 249,562 shares of Common Stock held by Hilve Holdings Ltd and Valdor Global FZCO.
Percent of class: Hilve Holdings Ltd may be deemed the beneficial owner of 5.74% of the outstanding shares of Common Stock of the Issuer. Valdor Global FZCO may be deemed the beneficial owner of 0.85% of the outstanding shares of Common Stock of the Issuer. Ingenium Foundation may be deemed the beneficial owner of 0.85% of the outstanding shares of Common Stock of the Issuer. Mikhail Stiskin may be deemed the beneficial owner of 6.59% of the outstanding shares of Common Stock. Such percentages are based on 3,785,503 shares of Common Stock of the Issuer outstanding as of March 3, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 12, 2026.
Sole power to vote or to direct the vote: As of the date hereof, Hilve Holdings Ltd has the sole power to vote or to direct the vote of 217,231 shares of Common Stock of the Issuer. Valdor Global FZCO has the sole power to vote or to direct the vote of 32,331 shares of Common Stock of the Issuer. Ingenium Foundation, as the sole shareholder of Valdor Global FZCO, has the sole power to vote or to direct the vote of 32,331 shares of Common Stock of the Issuer. Mikhail Stiskin, as the sole shareholder of Hilve Holdings Ltd and the founder and sole beneficiary of the Ingenium Foundation, may be deemed to have the sole power to vote or to direct the vote of 249,562 shares of Common Stock of the Issuer.
Shared power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons has shared power to vote or direct the vote of 0 shares of Common Stock of the Issuer.
Sole power to dispose or to direct the disposition: As of the date hereof, Hilve Holdings Ltd has the sole power to dispose or to direct the disposition of 217,231 shares of Common Stock of the Issuer. Valdor Global FZCO has the sole power to dispose or to direct the disposition of 32,331 shares of Common Stock of the Issuer. Ingenium Foundation, as the sole shareholder of Valdor Global FZCO, has the sole power to dispose or to direct the disposition of 32,331 shares of Common Stock of the Issuer. Mikhail Stiskin, as the sole shareholder of Hilve Holdings Ltd and the founder and sole beneficiary of the Ingenium Foundation, may be deemed to have the sole power to dispose or to direct the disposition of 249,562 shares of Common Stock of the Issuer.
Shared power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons has shared power to dispose or to direct the disposition of 0 shares of Common Stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hilve Holdings Ltd: Asya Andreeva, Director (05/05/2026)
- Valdor Global FZCO: Marina Mackinder, Manager (05/05/2026)
- Ingenium Foundation: Asya Andreeva, Chairman of the Foundation Council (05/05/2026)
- Mikhail Stiskin: Mikhail Stiskin, self (05/05/2026)